SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                              SCHEDULE 13D

      Under the Securities Exchange Act of 1934 (Amendment No. 2 )*

                           GREAT FALLS BANCORP
        .........................................................
                            (Name of Issuer)
                 Common Stock, $1.00 par value per share
               ...........................................
                     (Title of Class of Securities)
                              390 380 10-3
       ..........................................................
                             (CUSIP Number)
             ROBERT J. CONKLIN, c/o The Conklin Corporation,
         3 Tice Road, Franklin Lakes, NJ  07417 - (201) 891-8333
       ..........................................................
(Name, Address and Telephone Number of Person Authorized to Receive Notices
   and Communications)
                              April 7, 1995
       ..........................................................
         (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on
     Schedule 13G to report the acquisition which is the subject of this
     Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
     (4), check the following box  [  ].

     Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).








CUSIP No. 390 380 10-3                                     Page 2 of 7 pages

1)   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

          Robert J. Conklin
          SSN ###-##-####

2)   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [  ]
     (b)  [  ]

3)   SEC Use Only

4)   Source of Funds (See Instructions)
               Not applicable

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
               Not applicable

6)   Citizenship or Place of Organization
               United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
     7)   Sole Voting Power
               29,047

     8)   Shared Voting Power
               N/A

     9)   Sole Dispositive Power
               29,047

     10)  Shared Dispositive Power
               N/A

11)  Aggregate Amount Beneficially Owned by Each Reporting Person
               50,980

12) Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)[ ]

13)  Percent of Class Represented by Amount in Row (11)
               5.13%

     14)  Type of Reporting Person (See Instructions)
               IN











Item 1.  Security and Issuer

          This statement relates to the Common Stock, $1.00 par value per share ("Common Stock"), of Great Falls Bancorp (the "Corporation"). The Corporation's principal executive office is located at 55 Union Boulevard, Totowa, NJ 07512.

Item 2.  Identity and Background

          (a)  Robert J. Conklin.

          (b), (c) President, The Conklin Corporation, 3 Tice Road, Franklin Lakes, NJ 07417.

          (d) During the last five years Mr. Conklin has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years Mr. Conklin was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)  Mr. Conklin is a citizen of the United States of America.



Item 3.  Source and Amount of Funds or Other Consideration.

          On December 30, 1994, Mr. Conklin purchased directly from the Corporation 605 shares of Common Stock pursuant to his exercise of a portion of stock options previously granted to him under the Corporation's 1993 Stock Option Plan (the "1993 Plan") which had previously been approved by the Corporation's shareholders.
          The total purchase price for these 605 shares was $5,000, all of which came from Mr. Conklin's personal funds.

          Mr. Conklin also discloses for the record that on April 18, 1995, the Corporation granted to him, pursuant to the Corporation's 1995 Stock Option Plan (the "1995 Plan"), stock options to purchase 3,000 shares. The 1995 Plan was approved by the Corporation's shareholders and otherwise complies with Rule 16b-3. The option price per share is $12.50 (subject to adjustment for stock dividends paid in the future). The 1995 options are not presently exercisable within 60 days, and therefore are not presently deemed to be beneficially owned by Mr. Conklin for purposes of Schedule 13-D. The 1995 options will first become exercisable, to the extent of 1,000 shares, on October 19, 1995. The 1995 options will continue to be exercisable at the rate of 1,000 shares on January 1, 1996 and an additional 1,000 shares on January 1, 1997. The 1995 options will expire to the extent not exercised by December 31, 1997. Such "derivative securities" were acquired without the payment of any consideration by Mr. Conklin.

                                     Page 3 of 7 Pages

Item 4.  Purpose of Transaction

          Mr. Conklin's present intention is to exercise his remaining 1,210 stock options outstanding under the 1993 Stock Option Plan at the rate of 605 shares per year, on or before December 31, 1995, and December 31, 1996, respectively, assuming the value of the Common Stock continues to exceed the option price per share, $8.26, at such times.

          Assuming the value of the Common Stock exceeds $12.50 per share in the future, Mr. Conklin's present intention is to exercise his stock options under the 1995 Plan prior to the expiration of such options on December 31, 1997.

          Mr. Conklin has no definite plans either to dispose of some or all of the shares of Common Stock he and/or Mrs. Conklin presently owns beneficially, nor does he have any plans to acquire additional shares. However, depending upon market factors, Mr. Conklin, Mrs. Conklin and/or the corporation they own may in the future acquire or dispose of shares.

          Except as stated above, Mr. Conklin has no plans or proposals at the present time which relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Corporation or any of its subsidiaries;
          a sale or transfer of a material amount of assets of the Corporation or any of its subsidiaries; any change in the present Board of Directors or management of the Corporation, including any plans or proposals to change the number or term of Directors or to fill any existing vacancies on the Board; any material change in the present capitalization or dividend policy of the Corporation; any other material change in the Corporation's business or corporate structure; changes in the Corporation's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Corporation by any person; causing a class of securities of the Corporation to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Corporation becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or any action similar to any of those enumerated above.


Item 5.  Interest in Securities of the Issuer.

          (a) Mr. Conklin is the beneficial owner of 50,980 shares of Common Stock, which represents approximately 5.13% of the issued and outstanding Common Stock. This consists of the following:
               (1) 10,674 shares of Common Stock held directly by Mr. Conklin in his own name.

               (2) 419 shares of Common Stock held indirectly, by Mr. Conklin's wife, Sonia J. Conklin.

               (3) 18,373 shares of Common Stock held indirectly, by The Conklin Corporation, a corporation whose outstanding stock is owned by Mr. and Mrs. Conklin.
                                   Page 4 of 7 Pages

               Mr. Conklin is both a director and an executive officer of The Conklin Corporation. Mrs. Conklin is not a director or executive officer of The Conklin Corporation.

               (4) 1,210 shares of Common Stock owned derivatively as a result of presently exercisable options previously granted under the Corporation's 1993 Stock Option Plan. The adjusted option price is $8.26 per share.

               (5) 16,920 shares of Common Stock derivatively owned as a result of presently exercisable options under $200,000 face amount of Equity Contracts, held by Mr. and Mrs. Conklin jointly. The adjusted option price is $11.82 per share.

               (6) 3,384 shares of Common Stock derivatively owned and held by Mr. Conklin indirectly. Such shares are owned by Mr. Conklin's wife, Sonia J. Conklin, subject to presently exercisable options under $40,000 face amount of Equity Contracts. The adjusted option price is $11.82 per share.

          (b) Except for the shares of Common Stock and derivative securities owned by Mr. Conklin's wife (with respect to which Mr. Conklin has no voting power or investment power, either sole or shared), Mr. Conklin has sole voting power and sole investment power with respect to all such shares of Common stock, and sole investment power with respect to all such derivative securities reported in this
          Schedule 13D. (The Equity Contracts and stock options have no voting power.)

          (c) The only transaction in the Common Stock (including adjustments to the purchase price in derivative securities) effected during the past 60 days by Mr. Conklin in his individual capacity was the granting to him of stock options under the 1995 Plan. However, as indicated above, such acquisition was without any consideration by Mr. Conklin and has not yet resulted in his becoming a "beneficial owner" of the Corporation's securities since such options are not presently exercisable within 60 days.

      (d), (e)  Not applicable


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Conklin and any other person with respect to any securities of the Corporation, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

                                     Page 5 of 7 Pages







Item 7.  Material to be Filed as Exhibits.

          Not applicable. There are no written agreements, contracts, arrangements, understandings or proposals of the nature described in Item 7.














































                                  Page 6 pf 7 Pages






Signature.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


April  30 , 1995
Date

/s/ Robert J. Conklin

Signature


Robert J. Conklin
Name/Title






                                 Page 7 of 7 Pages